PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES COMPLETES ANNUAL
FILINGS AND ANNOUNCES DATE FOR
ANNUAL GENERAL MEETING OF UNITHOLDERS

TORONTO, March 31, 2015 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has filed its 2014 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2014, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldcanadareit.com and a hard copy will be provided to unitholders free-of-charge upon request.

Annual General Meeting of Unitholders

Brookfield Canada Office Properties will hold its Annual General Meeting of unitholders on Monday, April 20, 2015 at 1:30 PM (ET) at the Hockey Hall of Fame at Brookfield Place, 30 Yonge Street in Toronto.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com